UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144	OMB Number: 3235-0101 Expires: July 31, 2023 Estimated average burden hours per response 1.00
NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale	CUSIP NUMBER
or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.	WORK LOCATION
JOSHUA GOLD RESOURCES, INC.	27-0531073	000-53809
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 1321 DUNDAS STREET WOODSTOCK ONTARIO CANADA N4S 7V9			(e) TELEPHONE NO. (226) 888-5610
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD RELATION TO ISSUER	(c) ADDRESS STREET CITY		STATE ZIP CODE
Dino Micacchi Officer (1)	92 Oakridge Avenue	Innerkip	Ontario Canada N0J1M0

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares Or Other Units To Be Sold (see instr. 3(c))	Aggregate Market Value (see instr. 3(d))	Number of Shares Or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (see instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See Instr. 3(g))
Common	RBC Dominion Securities, Inc.		8,003,439 (1)	$488,210 (2)	139,184,681	As soon as practicable based on market conditions.	OTC Pink

INSTRUCTIONS:

1. (a) Name of Issuer	3. (a) Title of the class of securities to be sold
(b) Issuer’s I.R.S. Identification Number.	(b) Name and address of each broker through whom the securities are intended to be sold
(c) Issuer’s S.E.C. file number, if any	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Issuer’s address, including zip code	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Issuer’s telephone number, including area code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose account the securities are to be sold	(f) Approximate date on which the securities are to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10%	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
Stockholder, or member of immediate family of any of the foregoing)
(c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not

Required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration thereof:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	1/30/2018	Compensation	Treasury	585,000	1/30/2018	Services as CFO
Common	1/30/2018	Compensation	Treasury	2,347,721	1/30/2018	Services as CFO
Common	12/24/2019	Compensation	Treasury	540,615	12/24/2019	Services as CFO
Common	12/27/2019	Compensation	Treasury	3,530,103	12/27/2019	Services as CFO
Common	12/27/2019	Compensation	Treasury	1,000,000	12/27/2019	Services as CFO

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation,

or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None.

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as  to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are    required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:  The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

                     _________August 28, 2020_____________                                                                 _________/s/Dino Micacchi_______________________________________

                                             DATE OF NOTICE                                                                                                                                                                                             (SIGNATURE)

                     ________________________________________                                    The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be

                                 DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,

                                                                        IF RELYING ON RULE 10B5-1                                                                                                                 of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)

Footnotes:

(1)   In addition to the 540,615 shares Mr. Micacchi owns, 585,000 shares are held by Cheryl Colleen Micacchi, his wife and 6,877,824 shares held by 1873942 Ontario Inc., an entity that is controlled by Mr. Micacchi.

(2)   This figure is based on the quoted price of $0.061 as of August 27, 2020.